UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for September, 2020
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____ No __X__

ENCLOSURES: SASOL LIMITED | SASOL LAKE CHARLES CHEMICAL
COMPLEX UPDATE

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or “Company”)

Sasol Lake Charles Chemical Complex update

Hurricane Laura made landfall on 27 August 2020 near Sasol’s Lake Charles Chemical
Complex in Southwest Louisiana, and is one of the strongest hurricanes on record to hit the
United States. Significant property and utility infrastructure damage has been experienced across the region.

Sasol’s more than 800 Lake Charles employees are safe; however, hundreds of employees have suffered significant damage to their homes and remain in temporary housing while utility restoration and repair work is in progress. Sasol is assisting employees with home preservation, essential supplies and financial aid. In addition Sasol is supporting the local authorities, utility partners and citizen groups in community and infrastructure recovery efforts.

Sasol has completed damage assessments of the complex’s 14 manufacturing facilities and associated utilities and infrastructure. While there was moderate wind damage to cooling towers and some insulation and building damage, there is no apparent damage to major process equipment, utilities or infrastructure. This will need to be confirmed once site electrical power is completely restored and all systems are tested.

Removal of debris, repair work and startup planning continue on the site. Regular employee work shifts have resumed, and several hundred contractors are working on site to expedite readiness for startup.

The critical path for operational restart is the re-establishment of reliable external electrical power service from Entergy, the regional power provider. The Sasol Lake Charles site is currently partially energized. Entergy expects full load service, industrial-level reliability power, to be available to Sasol and other industrial customers in the area by early-to-mid October.

Some site utility systems are currently online, with startup of the remaining utilities planned before reliable power is enabled. Once Entergy declares reliable, full load power is restored,
Sasol will activate a coordinated startup of the site’s two ethane crackers, and derivative units.

The low-density polyethylene unit, the last of the Lake Charles Chemicals Project units to come online, did not experience any significant storm impacts and commissioning activities have resumed. The unit’s beneficial operation sequence will be initiated once the site is fully energized.

Sasol has Atlantic Named Wind Storm (ANWS) insurance coverage for units under construction as well as operating units.

Sasol’s progress toward securing a partner in its U.S. Base Chemicals business is far advanced, and was not impacted by Hurricane Laura.

21 September 2020
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited

Disclaimer - Forward-looking statements
Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, the impact of the novel coronavirus (COVID-19)
pandemic on Sasol’s business, results of operations, financial condition and liquidity and statements regarding the effectiveness of any actions taken by Sasol to address or limit any impact of COVID-19 on its business; statements regarding exchange rate fluctuations, changing crude oil prices , volume growth, increases in market share, total shareholder return, executing our growth projects (including LCCP), oil and gas reserves, cost reductions, our climate change strategy and business performance outlook. Words such as “believe”, “anticipate”, “expect”,
“intend", “seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 24 August 2020 and in other filings with the United States Securities and
Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 21 September 2020

By:
/s/ M M L Mokoka
Name: M M L Mokoka
Title: Company Secretary